File N°82-4672

02 MAY 14 AM 10: 36

02034148

SUPPL

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

dlw 5/20

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	(bonds converted and stock options exercised)		
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.

Press release

First Quarter 2002 Consolidated Sales

Up 0.9% to €1,667 million

(in € million)	2002	2001	Change
Hotels	**1,136**	**1,121**	**+1.4%**
Services	**123**	**116**	**+6.0%**
Other activities	408	416	- 1.9%
Total Group	**1,667**	**1,652**	**+0.9%**

Paris, May 2, 2002 - Consolidated sales rose 0.9% to €1,667 million in the first quarter of 2002. Excluding asset disposals and the currency effect, sales increased by 2.7%.

Reported growth of 0.9% broke down as follows:

- Like-for-like:	- 0.7%
- Business expansion:	+ 3.4%
- Currency effect:	+ 0.3%
- Asset disposals:	- 2.1%

HOTELS: +1.4% (-1.7% on a comparable basis)

Hotel sales grew by 1.4%, reflecting a 3.7% increase gain from business expansion and a 1.7% decrease from existing units (compared with 3.3% decline in the fourth quarter of 2001).

(On a like-for-like basis)	Q1 2002	Q4 2001
- Business and Leisure:	-2.5%	-4.0%
- Economy (excluding the US):	+5.1%	+3.9%
- Economy US:	-5.1%	-7.1%
- Total Hotels	**-1.7%**	**-3.3%**

All hotel market segments exceeded forecast Q1 2002 RevPAR:

	Forecast	Actual
- Business and Leisure Europe:	-4.7%	-3.6%
- Economy Europe:	+3.3%	+3.8%
- Economy US:	-5.9%	-4.5%

FRANCE

Partenaire Officiel du Comité National Olympique et Sportif Français

SERVICES: +6.0% (+14.0% on a comparable basis)

Revenues from Services rose 14.0% on a like-for-like basis.

The currency effect, which reduced sales by 6.1%, was mainly due to the devaluation of the Argentinean peso and the Brazilian real. However, the impact on profit was limited by currency hedges and the fact that devaluation also reduced expenses.

Other Activities: -1.9% (-2.4% on a comparable basis)

Travel Agencies:	-5.9%	(-9.8% on a comparable basis)
Casinos:	+2.1%	(+0.8% on a comparable basis)
Restaurants:	+2.2%	(+3.8% on a comparable basis)
Onboard Train Services:	+4.4%	(+3.5% on a comparable basis)
Other:	-16.6%	(-10.9% on a comparable basis)

Travel agency revenues decreased by 9.8% in the first quarter of 2002, versus a 13% year-on-year decline in the fourth quarter of 2001.

The French casino market suffered from the introduction of euro notes and coins in January, but the impact was gradually absorbed over the rest of the first quarter.

The decline in other activities revenues is linked to the disposal of three tour operators in Switzerland, Belgium and the Netherlands, as well as to the slowdown in Accor Tour's business in France, in the aftermath of September 11.

2002 outlook

In light of the reported data at March 31, 2002, Accor confirms its budget assumptions for 2002, as presented on March 6, 2002.

*****

With 147,000 associates in 140 countries, Accor is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **Hotels**: more than 3,700 hotels (415,000 rooms) in 90 countries, travel agencies, restaurants and casinos;
- **Services** to corporate clients and public institutions: each day, 13 million people in 31 countries use a broad range of services (Food Vouchers, People's Care, Expenses Management, Incentive / Events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations and Financial Communications
Tel : 00.33.(0).1.45.38.86.26

Consolidated Sales	First quarter			
(in € million)	*2001*	*2002*	*Change 2002/2001 Reported*	*Change 2002/2001 Like-for-Like*
Hotels	**1,121**	**1,136**	**+1.4%**	**-1.7%**
Business and Leisure	610	608	-0.4%	-2.5%
Economy	221	239	+8.0%	+5.1%
Economy Lodging	289	290	+0.2%	-5.1%
Services	**116**	**123**	**+6.0%**	**+14%**
Other activities	**416**	**408**	**-1.9%**	**-2.4%**
Travel Agencies	124	116	-5.9%	-9.8%
Casinos	71	72	+2.1%	+0.8%
Restaurants	115	118	+2.2%	+3.8%
Onboard Train Services	63	65	+4.4%	+3.5%
Other	44	37	-16.6%	-10.9%
TOTAL	**1,652**	**1,667**	**+0.9%**	**-0.7%**

Hotel RevPAR by market segment 2002 First Quarter, YTD	*Occupancy Rate*		*Average Room Rate*	*RevPAR*
	(in %)	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*
Business and Leisure Europe	56.5%	-3.4	+2.2%	-3.6%
Economy Europe	68.2%	-1.0	+5.3%	+3.8%
Economy Lodging *(in $)*	60.4%	-1.8	-1.7%	-4.5%

Hotel RevPAR by country 2002 First Quarter, YTD	*Number of Rooms**	*Occupancy Rate*		*Average Room Rate*	*RevPAR*
		(in %)	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*
France	*81,320*	64.9%	-1.5	+2.8%	+0.5%
Germany	*29,144*	58.3%	-4.3	+3.6%	(1) -3.5%
U.K.	*8,315*	70.4%	+1.3	-5.5%	(2) -3.7%
The Netherlands	*5,202*	66.5%	-1.3	+4.5%	+2.6%
Belgium	*5,353*	61.0%	-1.8	-2.2%	-5.0%
Italy	*3,065*	60.1%	-3.2	+4.9%	-0.4%
Hungary	*2,871*	41.0%	-0.4	-10.1%	-11.1%
USA (Business and Leisure)	*3,113*	60.5%	-5.9	-10.8%	-18.8%

** Subsidiaries and managed*

(1) –4.5% excluding business development
(2) –1.8% excluding business development

File N 82-4672

ACCOR

ACCOR

INVITATION

Combined Annual and Extraordinary Shareholders'Meeting(1)

Accor Shareholders are invited
to participate to the Combined Annual
and Extraordinary
Shareholders'Meeting

Tuesday, May 7, 2002
at 10:00 am

At hotel Sofitel Paris,
Forum Rive Gauche
17, boulevard Saint Jacques
75014 Paris
Saint-Jacques tube station

02 MAY 14 AM 10:47

(1)Combined Annual and Extraordinary Shareholders'Meeting is called for Monday, April 29, 2002 at 10:00 am at Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris-France, but is not expected to meet the quorum necessary for approving the resolutions. They will therefore be called again, Tuesday, May 7, 2002

Accor Public Limited Company with Management and Supervisory Boards with € 596,680,245 registered share capital.
Headquarters : 2, rue de la Mare-Neuve, 91021 Evry Cedex - France. 602 036 444 RCS Evry

Labrador 01 53 06 30 80

Contents

Participating
in the Annual Meeting of Accor Shareholders

To be eligible to vote at the Annual Meeting

To participate in the Annual Meeting, you must provide evidence that you own shares in Accor at least five days before the date of the Meeting.

- If your shares are held in **registered form**, ownership is evidenced by their entry in the Share Register kept by the Company.
- If your shares are held in **bearer form**, ownership will need to be evidenced by a certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account. This certificate should be sent to Société Générale, the custodian bank for Accor shares, along with the proxy/postal voting form, as explained below.

To vote at the Annual Meeting

You may exercise your right to vote in any one of four ways:

- You can attend the Meeting in person.
- You can give proxy to the Chairman of the Meeting (the Chairman or Vice-Chairman of the Supervisory Board) to vote on your behalf.
- You can give proxy to another shareholder or your spouse to represent you and vote on your behalf.
- You can cast a postal vote.

In all cases, you should indicate your choice using the proxy/postal voting form enclosed with this Notice of Meeting. The form should be sent to Société Générale at the following address:

Société Générale - Service des Assemblées Générales
BP 81 236 - 44312 Nantes cedex 3 - France- Tél. 33 (2) 51 85 50 00.

- **You plan to attend the Meeting in person**

You should inform Société Générale of your intention to attend by requesting an admission card as soon as possible. Simply check box A in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.
An admittance card will be sent to you. If you do not receive the card in time to attend the Meeting, you will nevertheless be granted admittance to the Meeting if you present the certificate stating that your shares have been placed in a blocked account.

You would like to vote by proxy or by post

If you are unable to attend the Meeting, you may vote in one of the three ways described below. In all cases, you should check box B in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

- **You want to cast a postal vote.** Check the "I vote by post" box and indicate your vote for each resolution. Note that by casting a postal vote, you are no longer entitled to attend the Meeting in person or give proxy to vote on your behalf.
- **You want to give proxy to the Chairman of the Meeting** to vote on your behalf. Check the "I hereby give my proxy to the Chairman of the Meeting" box. The Chairman will vote on your behalf in favor of all the resolutions submitted by the Management Board.
- **You want to give proxy to another shareholder or to your spouse.** Check the "I hereby appoint..." box and indicate the name of your spouse or the shareholder to whom you are giving proxy to attend the Meeting and vote on your behalf.

The four ways of participating in the Annual Meeting

If your shares are held in bearer form: you should include the certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account.

1. You plan to attend the Meeting in person: Check here

Otherwise, check here

2. You want to cast a postal vote: Check here and follow the instructions

3. You want to give proxy to the Chairman of the Meeting: Check here

4. You want to give proxy to another person, who will attend the Meeting: **Check here** and indicate the person's name


ACCOR
JE VOTE PAR CORRESPONDANCE / VOTE BY POST
JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
JE DONNE POUVOIR A :
CADRE RESERVE

In all cases, **date and sign the form here.**

Write your name and address here or verify them if they are already printed.

Agenda

for Combined Annual and Extraordinary Shareholders'Meeting

Agenda for Annual Shareholders'Meeting

- Approval of reports and financial statements of the Company for year 2001
- Approval of financial statements of the Group for year 2001
- Approval of regulated agreements
- Appropriation of 2001 net income
- Ratification of the appointement of a member of the Supervisory Board
- Expiration of the term of office of a member of the Supervisory Board
- Authorization given to the Management Board to trade in the Company's shares
- Authorization to be given to the Management Board to issue Bonds

Agenda for Extraordinary Shareholders'Meeting

- Authorization given to the Management Board to reduce the capital by cancelling shares
- Amendment of article 16 of the by laws
- Authorization given to the Management Board to carry out unrestricted share issues when a takeover bid for the Company is in progress
- Powers to carryout formalities



Supervisory and Management Boards'Members

Co-Chairmen and Founders

- **Paul DUBRULE, Gérard PÉLISSON**

Supervisory Board

- **Chairman**
  Gérard PÉLISSON
- **Vice-President**
  Etienne DAVIGNON
  Vice-President ***Société Générale de Belgique***
- **BNP-PARIBAS**
  represented by **Baudouin PROT**
  CEO
- **Isabelle BOUILLOT**
  Chairman of the Management Board ***CDC Finance - CDC Ixis***
- **Renaud d'ELISSAGARAY**
  Former Management Board Member ***Banque Louis-Dreyfus***
- **IFIL, Finanziaria di Participazioni SpA**
  represented by **Gabriele GALATERI DI GENOLA**
  CEO
- **Franck RIBOUD**
  Chairman and CEO of ***Groupe Danone***
- **Jérôme SEYDOUX**
  Chairman of the Supervisory Board of ***Pathé***
- **Maurice SIMOND**
  Former Group Director ***IBM Europe***
- **Société Générale**
  represented by **Patrick DUVERGER**
  Honorary CEO

Management Board

- **Jean-Marc ESPALIOUX,** *Chairman and CEO*
- **Sven BOINET**
- **Benjamin COHEN**
- **John DU MONCEAU**
- **Paul DUBRULE**

Summary management report
on the 2001 consolidated financial statements

2001 consolidated results

Consolidated sales rose 4.0% in 2001, to € 7,290 million from € 7,007 million the year before. Excluding currency effect and disposals, the increase is 8.3%.

Consolidated sales by activity


69% HOTELS
7% SERVICES
24% OTHER ACTIVITIES

Geographical breakdown of consolidated sales


33% FRANCE
30% EUROPE (excl. France)
24% NORTH AMERICA
7% LATIN AMERICA
6% OTHER

EBITDAR (earnings before interest, tax, depreciation, amortization and rental expense) represents a key performance indicator. In 2001, it improved by 4.2% to € 1,971 million, from € 1,891 million the previous year. Excluding currency effect and disposals, it improved by 5.8%.

EBITDAR


(in € millions)
1,110
1,351
1,560
1,891
1,971
22.9%
24%
25.6%
27%
EBITDAR/ sales
1997
1998
1999
2000
2001

EBIT, corresponding to EBITDAR less depreciation, amortization of intangible assets other than goodwill and rental expenses, amounted to € 830 million in 2001 versus € 847 million the previous year.

Profit before tax, corresponding to EBIT less net interest expense plus income from companies accounted for by the equity method, edged up 0.9% to € 758 million. Excluding currency effect and disposals, it improved by 3.2%.

Profit before tax


(in € millions)
373
496
595
751
758
7.7%
8.8%
9.7%
10.4%
PBT/ sales
1997
1998
1999
2000
2001

Net interest expense amounted to € 92 million, after taking into account € 42 million in non-interest revenues, including € 28 million worth of exchange gains, primarily realized on capital transactions in the United States.

Income from companies accounted for by the equity method totalled € 20 million versus € 25 million in 2000. This item corresponds mainly to the contribution of 35%-owned SHCD (Société des Hôtels et Casinos de Deauville) and 25%-owned Orbis in Poland.

Gains and losses on disposals of hotel properties, corresponding to sales carried out in the normal course of managing the hotel portfolio, totaled € 29 million in 2001 compared with € 19 million the previous year. Sales of hotel buildings in Europe netted gains of € 23 million, while sales of non-strategic hotels (buildings and business) generated a further € 10 million.

Gains and losses on disposals of other assets, in the amount of € 66 million, include a € 60 million gain on the sale of Compass shares and a € 9 million gain on the sale of a 6% stake in Accor Casinos.

Income taxes came to € 246 million. The effective tax rate (expressed as a percentage of income before exceptional items and tax) stood at 31.3% versus 33.2% in 2000.

After deducting minority interests of € 31 million, **net income, Group share**, came to € 474 million, an increase of 6% on 2000.

Earnings per share rose 5.3% to € 2.40, based on the weighted average number of shares outstanding in 2001 (197,042,325 shares).

Net income, Group share


(in € millions)
230
297
352
447
474
1.29
1.65
1.94
2.40
EPS (in €)
1997
1998
1999
2000
2001

2001 cash flow and ratios

Free cash flow increased 6.8% to € 600 million.

In 2001, development expenditures totaled € 923 million (out of which 72% for hotels) and the proceeds of asset disposals amounted to € 535 million (out of which 67% of hotel properties).

With shareholders' equity of € 4,279 million and net debt of € 2,849 million, the **gearing ratio** held more or less firm at 67% versus 64% at year-end 2000.

Adjusted operating cash flow corresponds to operating cash flow after adding back two-thirds of rental expenses. Based on the method used by the main rating agencies, the **ratio of adjusted operating cash flow to adjusted net debt** (net debt plus five times annual rental expenses) stood at 22.9% in 2001 compared with 23.4% in 2000.

Adjusted interest cover (corresponding to EBITDAR expressed as a multiple of interest expense plus one-third of rental expenses) improved to x 5.4 from x 5.1 in 2000.

Return on capital employed (ROCE), corresponding to EBITDAR expressed as a percentage of fixed assets at cost plus working capital, stood at 11.5% in 2001 versus 11.7% the previous year. Excluding hotels under construction, ROCE stood at 11.9% versus 12.1%.

Economic value added is calculated as follows:
(ROCE after tax – weighted average cost of capital) x capital employed.
Based on ROCE after tax of 9.0%, a weighted average cost of capital of 6.6% and capital employed of € 11.7 billion, the **economic value added (EVA) created by Accor** totaled € 291 million in 2001 versus € 265 million in 2000.

Economic value added


(in € millions)
141
214
224
265
291
10.2%
11.2%
11.2%
11.5%
ROCE before tax
1997
1998
1999
2000
2001

Outlook and Strategy

Hotels

The effectiveness of the Accor business model was amply demonstrated in last year's difficult environment, when the travel and tourism industry was adversely affected in the second half by the economic slowdown in the United States and the tragic events of September 11. It should deliver even better results once the economy starts to pick up since the businesses that hit hardest by the slowdown will be the first to benefit from the recovery.

The model focuses on striking a balance between both the various geographic sources of revenue and the different businesses' sensitivity to economic cycles. A similar balance is maintained between directly-operated hotels, where we invest our own capital, and businesses not requiring any capital investment (franchise operations and hotels managed under contract), allowing risks to be managed more effectively.

The related financial strategy, which focuses on raising appropriate forms of financing, helps to support business growth. It is designed to maximize shareholder value, notably by increasing earnings per share, while keeping risks to a minimum and maintaining financial ratios at appropriate levels.

One of the drivers of profitable growth is the sustained development of the hotel base. In 2002 and subsequent years, we plan to add around 25,000 rooms per year, excluding acquisitions.

This fast pace will be underpinned by our ability to integrate the new projects into existing chains, benefitting of common resources in terms of sales, marketing and distribution processes, using the same construction techniques for all units, and centralized purchasing systems.

SERVICES

Expansion in the Services business is being led by a three-pronged strategy. First, every year, we enter new geographic markets. Second, new products are being developed for marketing alongside the traditional offering. And third, products are being extended to new customers, such as government workers in France and Italy.

Consolidated income statement (in € millions)

	1999	2000	2001
Consolidated sales	**6,105**	**7,007**	**7,290**
EBITDAR	**1,560**	**1,891**	**1,971**
Rental expense	(478)	(616)	(698)
EBITDA	1,082	1,275	1,273
EBIT	723	847	830
Net financial expense	(143)	(121)	(92)
Net income from associated equity companies	15	25	20
Profit before tax	**595**	**751**	**758**
Result from management of hotel portfolio	18	19	29
Result from management of other assets	(29)	23	66
Goodwill amortization	(68)	(96)	(102)
Income taxes	(222)	(256)	(246)
Exceptional items (net of taxes)	82	35	-
Minority interests	(24)	(28)	(31)
Net income, Group share	**352**	**447**	**474**
Earnings per share (in €)	**1.94**	**2.28**	**2.40**
Net dividend per share (in €)	**0.90**	**1.00**	***1.05**

** proposed to the Combined Annual and Extraordinary Shareholders' Meeting of May 7, 2002*

Consolidated balance sheet (in € millions)

	1999	2000	2001
ASSETS			
Goodwill (net of amortization)	1,684	1,911	1,879
Intangible fixed assets	530	581	533
Property, plant and equipment	4,518	4,696	5,026
Financial assets	647	773	882
Fixed assets	**7,379**	**7,961**	**8,320**
Current assets	**3,673**	**3,993**	**3,780**
TOTAL ASSETS	**11,052**	**11,954**	**12,100**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	3,279	3,843	4,139
Shareholders' equity and minority interests	**3,464**	**3,984**	**4,279**
Long-term debt	2,997	3,397	3,441
Non-current liabilities and shareholders' equity	**7,065**	**7,990**	**8,257**
Current liabilities	3,987	3,964	3,843
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,052**	**11,954**	**12,100**

Consolidated statement of sources and uses of funds (in € millions)

	1999	2000	2001
Consolidated cash flow from operations	**778**	**984**	**1,005**
Investments for renovation and maintenance	(431)	(422)	(405)
Free cash flow	**347**	**562**	**600**
New capital and technology expenditure	(2,680)	(1,251)	(923)
Proceeds from asset disposals	1,868	843	535
Changing in working capital and other	(148)	213	(243)
Dividends	(218)	(248)	(271)
Decrease / (increase) in net indebtedness	**(831)**	**119**	**(302)**

Presentation
of the Resolutions

This report has been prepared to present the texts of the resolutions to be submitted for shareholder approval at the Annual Meeting and to explain their purpose.

Annual Shareholders' Meeting

The purpose of the first resolution is to approve the financial statements of the Company for 2001.

The purpose of the second resolution, submitted in application of provisions of the "NRE" law of May 15, 2001, is to approve the **consolidated financial statements.**

The third resolution concerns regulated agreements governed by article L.225-86 of the Commercial Code, which were approved by the Supervisory Board during 2001 and are described in the Auditors' special report.

The purpose of the fourth resolution is to appropriate net income for the year and set the amount of the dividend.

The Management Board will recommend that shareholders appropriate income available for distribution, i.e.:

	€
2001 net income	**315,905,470.17**
Plus:	
• Retained earnings brought forward from the prior year of	505,745,587.41
• Prior year dividends not paid out on treasury stock of	1,428,731.00
Representing total income available for distribution of:	**823,079,788.58**
As follows:	
• To the legal reserve	2,119,357.94
• To dividends	208,838,085.75
• To dividend equalization tax	84,500,000.00
• To retained earnings	527,622,344.89

The dividend per share recommended by the Management Board amounts to €1.05 (€1.575 including the -avoir fiscal- tax credit), an increase of 5% over the dividend paid on 2000 earnings.

If approved, the dividend will be paid as of Monday, June 3, 2002, on the 198,893,145 shares carrying dividend rights as of January 1, 2001.

Dividends for the last three years were as follows:

	1998 €	1999 €	2000 €
Dividend	0.80	0.90	1.00
Tax credit	0.40	0.45	0.50
Total revenue	1.20	1.35	1.50

The purpose of the fifth resolution is to ratify the appointment of a member of the Supervisory Board.

Shareholders will be asked to ratify the decision of the Supervisory Board, made at the meeting of July 3, 2001, to appoint Franck RIBOUD, Chairman and Chief Executive Officer of Groupe DANONE, as member of the Supervisory Board to replace Jean-Marie FOURIER, following the latter's resignation. Franck RIBOUD has been appointed for the remainder of Jean-Marie FOURIER's term expiring at the close of the Annual Meeting to be called to approve the 2004 financial statements.

The sixth resolution asks shareholders to note that the term of office of a member of the Supervisory Board has expired.

CDC PARTICIPATIONS, which has been a member of the Supervisory Board since 1983, has been merged into CDC FINANCE - CDC IXIS. Management recommends that it not be replaced on the Supervisory Board.

The seventh resolution is intended to give the Management Board the necessary authorizations to trade in the Company's shares.

The Annual Meeting of May 29, 2001 authorized the Management Board to trade in the Company's shares in accordance with articles L.225-209 et seq. of the Commercial Code. At that time, the maximum purchase price was set at € 60 and the minimum sale price at € 35.

In 2001, the Company used this authorization and a similar authorization given the previous year to purchase 246,661 of its own shares at an average price of €40.40. The related transaction fees amounted to €23,680.

As of December 31, 2001, Accor held 1,528,731 of its own € 3 par value shares, acquired at a total cost of €63,191,788. These shares, representing 0.77% of the capital at December 31, 2001, are intended to be cancelled.

Shareholders are being asked to renew the authorization given to the Management Board to trade in the Company's shares, subject to compliance with the laws and regulations applicable to this type of transaction. Details of the proposed transactions are provided in the information memorandum approved by the Commission des Opérations de Bourse and published by the Company. The purposes of the share purchases and sales are described in the resolution submitted at the Annual Meeting and also in the information memorandum.

The authorization is being sought for a period of eighteen months. The maximum purchase price will be set at € 60 and the minimum sale price at € 35. The Company will not be authorized to purchase more than 14 million shares under the authorization, representing a maximum total investment of €840 million.

The Management Board will report to the Annual Meeting on the transactions carried out under the authorization.

The purpose of the eighth resolution is to authorize the Management Board to issue bonds on the financial markets.

Shareholders are being asked to renew the authorization to issue bonds given to the Management Board by the Annual Meeting of May 27, 1999. The aim is to allow the Management Board – depending on the Company's financing needs and the opportunities arising in the financial markets – to issue up to €4 billion worth of debt securities (or the equivalent in foreign currency), in one or several issues on the French or international market. The authorization is being sought for five years, corresponding to the period prescribed by law.

The Management Board will be authorized to issue ordinary, subordinated or perpetual subordinated bonds or bonds with bond warrants or bonds exchangeable for all types of securities of another issuer, and any other debt securities other than share equivalents.

This authorization cancels and replaces the unused portion of the authorization given to the Management Board at the Annual Meeting of May 27, 1999.

Extraordinary Shareholders' Meeting

The purpose of the ninth resolution is to authorize the Management Board to reduce the capital by cancelling shares.

Shareholders are being asked to authorize the Management Board to cancel all or some of the shares bought back under the seventh resolution, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the capital, and to reduce the Company's capital accordingly. The Auditors have issued a special report on this authorization, as required by law.

The purpose of the tenth resolution is to amend article 16 of the bylaws.

The Company is required to amend the bylaws to reflect the new provisions of article L.225-69 of the Commercial Code by reducing from twenty-four to eighteen the maximum number of members of the Supervisory Board.

The eleventh resolution is intended to allow the Management Board to use the various authorizations to issue shares and share equivalents while a takeover bid for the Company is in progress, provided that the right to subscribe the shares is not restricted to designated investors.

As in previous years, shareholders will be asked to authorize the Management Board to use the authorizations to carry out unrestricted share issues while a takeover bid for the Company is in progress.

To take into account the recommendations of the latest report of the Committee on Corporate Governance, shareholders are being asked to renew the authorization with the stipulation that share issues could be carried out only in connection with acquisitions, since the absence of an authorization could cause the Company to miss out on acquisition opportunities while such a bid was in progress.

Proposed Resolutions to be Submitted at the Combined Annual and Extraordinary Shareholders' Meeting

Annual Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings.

First Resolution

Approval of the 2001 financial statements of the Company

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the financial statements, approves the report of the Management Board in its entirety and the financial statements of the Company for the year ended December 31, 2001, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

Second Resolution

Approval of the 2001 financial statements of the Group

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2001, as presented.

Third Resolution

Approval of regulated agreements

The Annual Meeting, having considered the Auditors' special report on agreements governed by article L.225-86 of the Commercial Code approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Fourth Resolution

Appropriation of 2001 net income

The Annual Meeting approves the recommendation of the Management Board and resolves to appropriate net income for the year

	€
in the amount of:	**315,905,470.17**
Plus:	
• Retained earnings brought forward from the prior year of:	505,745,587.41
• Prior year dividends not paid out on treasury stock of	1,428,731.00
Representing total income available for distribution of:	**823,079,788.58**
As follows:	
• To the legal reserve	2,119,357.94
• To dividends	208,838,085.75
• To dividend equalization tax	84,500,000.00
• To retained earnings	527,622,344.89

The dividend payable on the 198,893,415 common shares carrying dividend rights as of January 1, 2001 is hereby set at €1.05 per share, representing total revenue per share of €1.575 including the €0.525 (avoir fiscal) tax credit. The dividend will be paid as of June 3, 2002.

The Annual Meeting notes that dividends per share for the last three years were as follows:

	1998 €	1999 €	2000 €
Net dividend	0.80	0.90	1.00
Tax credit	0.40	0.45	0.50
Total revenue	1.20	1.35	1.50

Fifth Resolution

Ratification of the appointment of a member of the Supervisory Board

The Annual Meeting ratifies the decision of the Supervisory Board, made at the meeting of July 3, 2001, to appoint Franck RIBOUD as member of the Supervisory Board to replace Jean-Marie FOURIER, following the latter's resignation, for the remainder of Jean-Marie FOURIER's term expiring at the close of the Annual Meeting to be called to approve the 2004 financial statements.

Sixth Resolution

Expiration of the term of office of a member of the Supervisory Board

The Annual Meeting notes that the term as member of the Supervisory Board of CDC PARTICIPATIONS automatically expired following this company's merger into CDC FINANCE - CDC IXIS. The Annual Meeting decides not to elect a replacement.

Seventh Resolution

Authorization given to the Management Board to trade in the Company's shares

The Annual Meeting, having considered the report of the Management Board and the information memorandum approved by the Commission des Opérations de Bourse, authorizes the Management Board, pursuant to article L.225-209 of the Commercial Code, to trade in the Company's shares.

The shares may be purchased, sold or transferred by any appropriate method on the market or over-the-counter, including through the sale or granting of put options or the use of any other derivative financial instrument traded on a regulated market or over-the-counter.

The maximum purchase price is set at € 60 and the minimum sale price at € 35.

In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

In application of article 179-1 of the decree of March 23, 1967 on trading companies, the Annual Meeting sets at 14 million the maximum number of shares that may be acquired under this authorization, corresponding to a total investment of no more than € 840 million based on the maximum purchase price of € 60 per share authorized above.

Shares may be purchased by any method:

- To optimize the management of the Company's financial position and assets and liabilities
- To stabilize the Company's share price
- For cancellation, including for the purpose of offsetting the shares issued or that may be issued on exercise of employee stock options or in connection with a share offer to employees who are members of an employee stock ownership plan
- For allocation on exercise of stock options granted to employees and officers of the Company and/or the Group
- For allocation in settlement of amounts due under the employee profit-sharing plan
- For remittance in payment or exchange for shares of another company, in connection with an acquisition or otherwise
- For allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company
- To facilitate the unwinding of cross-shareholdings.

The shares acquired under this authorization may be retained, sold or transferred.

They may also be cancelled under the authorization given in the ninth resolution.

This authorization is given for a maximum period of eighteen months. It cancels and replaces an earlier authorization given to the Management Board in the thirteenth resolution of the Annual Meeting of May 29, 2001.

Full powers are given to the Management Board to act on this authorization.

Eighth Resolution

Authorization to be given to the Management Board to issue bonds

The Annual Meeting authorizes the Management Board to issue, on one or several occasions in France or on the international market, ordinary, subordinated or perpetual subordinated bonds, with or without bond warrants, including bonds exchangeable for securities of another issuer, and any other debt securities other than share equivalents. The aggregate nominal amount of the issues carried out under this authorization may not exceed €4 billion or the equivalent in foreign currency. The bonds may be secured by a mortgage or other form of guarantee. The amount, form, timing, interest rate and other terms of issue and repayment shall be determined by the Management Board at its discretion.

The Annual Meeting gives full powers to the Management Board and, by delegation, to its Chairman subject to compliance with the law, to carry out said issue or issues, and to fix the terms and conditions of the debt securities, which may pay interest at a floating rate and include a fixed or variable call premium, the amount of which shall be in addition to the maximum amount referred to above.

In the case of issue of euro-denominated bonds with warrants, the amount to be deducted from the maximum amount referred to above shall include the nominal value of the bonds to be issued on exercise of the warrants.

In the case of issue of foreign currency bonds with warrants, the euro-equivalent amount to be used shall correspond to the nominal value of the bonds on the date of issue plus the nominal value of the bonds to be issued on exercise of the warrants.

In accordance with the law, this authorization is given for a period of five years from the date of this Meeting.

This authorization cancels and replaces the unused portion of the authorization given to the Management Board at the Annual Meeting of May 27, 1999.

Extraordinary Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Extraordinary Shareholders' Meetings.

Ninth Resolution

Authorization given to the Management Board to reduce the capital by cancelling shares

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, authorizes the Management Board to:

- Cancel the shares bought back under the authorization given in the seventh resolution, provided that the number of shares canceled in any twenty-four month period does not exceed 10% of the capital, reduce the Company's capital accordingly and charge the difference between the purchase price of the canceled shares and their par value against additional paid-in capital or reserves available for distribution.
- To effect the capital reduction, place on record the capital reduction or reductions resulting from the cancellation of shares under this resolution, amend the bylaws to reflect the new capital and generally carry out any necessary formalities.

This authorization is given for a maximum period of eighteen months. It cancels and replaces the earlier authorization given to the Management Board in the twenty-second resolution of the Extraordinary Meeting of May 29, 2001. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws.

Tenth Resolution

Amendment of article 16 of the bylaws

The Extraordinary Meeting resolves to amend the bylaws to reflect the new provisions of article L.225-69 of the Commercial Code and to reduce from twenty-four to eighteen the maximum number of members of the Supervisory Board.

The new text of article 16 of the bylaws shall be as follows:

Article 16 – Supervisory Board (1st paragraph)

"The Supervisory Board shall have at least three and no more than eighteen members, except as provided for by law in the case of a merger."

Eleventh Resolution

Authorization given to the Management Board to carry out unrestricted share issues when a takeover bid for the Company is in progress

The Extraordinary Meeting, having considered the report of the Management Board, specifically authorizes the Management Board – subject to compliance with the law – to use the authorizations to issue shares and share equivalents given in the fifteenth, sixteenth and seventeenth resolutions of the Extraordinary Meeting of May 29, 2001 while a takeover bid for the Company's shares is in progress, provided that the issue is not restricted to designated investors. This authorization is given for a period of one year expiring at the Annual Meeting to be called to approve the 2002 financial statements. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws

This authorization may only be used, however, to carry out acquisitions.

Twelfth Resolution

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.

Report of the Supervisory Board to the Combined Annual and Extraordinary Shareholders' Meeting

We reviewed the 2001 financial statements and the Management Board's report on March 5, 2002. The results for the year bear testimony to the Group's resilience in the face of an unprecedented crisis in the travel and tourism industry accompanied by a broadbased economic slowdown. The Management Board, under the guidance of its Chairman, is following an effective strategy that has delivered a dynamic growth in the Services business, created a unique position in the hospitality industry with a well-balanced hotel portfolio, and provided access to diversified sources of financing.

We consider that after seven successive years of double-digit growth, last year's increase in earnings, even though it was limited, represents a remarkable achievement under the current circumstances, particularly in comparison with our international competitors.

The Management Board is recommending a 5% increase in the dividend to €1.05 per share, representing a payout of €1.575 including the (avoir fiscal) tax credit.

We support this recommendation.

We also invite shareholders to approve the other resolutions submitted at the Combined Annual and Extraordinary Meeting.

Financial results of Accor S.A. for the past five years

€ in thousands	1997	1998	1999	2000	2001
1- Financial statuts at year end					
Share capital	546 567	550 966	556 446	594 974	596 680
Number of shares outstanding	35 852 417	36 140 999	185 481 982 (1)	198 324 605 (1)	198 893 415 (1)
Number of convertible bonds outstanding	2 099 349	2 099 029	1 990 639	0	0
2- Financial and operating results					
Sales (net of sales tax)	389 979	490 589	374 584	464 944	478 743
Income before taxes, amortization and provision	414 181	356 979	142 240	382 545	647 712
Income taxes	(21 124)	(28 227)	(23 040)	(19 803)	(47 274)
Net income, after taxes amortization and provisions	274 499	283 040	243 983	406 385	315 905
Dividend distribution	173 869	185 247	224 009	246 017	293 338 (2)
3- Per share data (in €)					
Income, after taxes, but before amortization and provisions	12,14	10,66	0,89	2,03	3,49
Net income, after taxes, amortization and provisions	7,66	7,83	1,32	2,05	1,59
Net dividend per share	3,51	4,00	0,90	1,00	1,05 (2)
4- Employees					
Number of employees	2 796	3 368	1 095	1 025	887 (3)
Payroll (including employee benefits)	109 873	120 042	68 294	75 479	74 335

(1) Par value : €3
(2) Proposed for 2001
(3) Accor SA employees at December 31, 2001. Decrease due to Services France becoming a subsidiary.